Exhibit 4.7

January 26, 2000

Name

Address

Dear ________________,

I am pleased to advise you that the September 22, 1999 Board has granted you ______ warrants to purchase ________ shares in the Company under the following terms and conditions:

-	the date of grant is:	September 22, 1999
-	the expiration date is:	September 21, 2004
-	the share par value is:	FF 4.00
-	the price per share is:	FF 49.52

By signing that letter, you accept this grant and agree that it is governed by the above terms and conditions.

I would like to thank you for your help in promoting the success of the Company’s business.

Best regards,

Pierre Haren

Chairman and CEO